UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

January 28, 2004

Robert E. Healing
Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-28-2004

Re: General Electric Company
Incoming letter dated December 17, 2003

Dear Mr. Healing:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to GE by Dr. Mark I. Klein. We also have received a letter from the proponent dated December 19, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Martin P. Dunn
Deputy Director

cc: Dr. Mark I. Klein
6808 Estates Drive
Oakland, CA 94611

40545

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 17, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

We have today separately FEDEX'd to the Division of Corporation Finance two no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits ~~from its~~ proxy statement for its 2004 Annual Meeting proposals we have received from: Dr. Mark Klein and the Sierra Club. We may submit one or two more letters tomorrow.

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the four no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 21 shareowner proposals, and currently expect to include several of them in our 2004 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 20, 2004, and distribute it beginning on March 9, 2004. GE's Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me on (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

1934 Act, Section 14(a)
Rule 14a-8(i)(3), (4) and (7)

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 17, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Dr. Mark I. Klein

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Dr. Mark I. Klein:

> The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

A copy of the Proposal is enclosed as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(4) under the Exchange Act because it relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the proponent and further a personal interest, which is not shared by other share owners at large; (ii) Rule 14a-8(i)(7) under the Exchange Act because it relates to the ordinary business operations of the Company; and (iii) Rule 14a-8(i)(3) under the Exchange Act because the Proposal contains materially false and misleading statements.

As the SEC Staff is likely aware, over the past several years the Company has received a number of share owner proposals, the principal theme of which has been criticism of the content of programming at GE's subsidiary, NBC. In each case, the Staff has concurred with the Company's view that the proposals could be excluded from the Company's proxy materials under Rule 14a-8(i)(7), either because the proposals related to the nature, content or presentation of programming, see, e.g., General Electric Company (Jan. 10, 2002) and General Electric Company (Jan. 27, 2000), or because the proposals related to the retention or disposition of a non-core business or asset (i.e., NBC), see, e.g., General Electric Company (Jan. 22, 2001).

The proponent of the Proposal, Dr. Klein, previously submitted such a proposal for the Company's 2002 proxy statement, recommending that "GE dispose of NBC." See General Electric Company (Jan. 9, 2002). In that case, the Staff concurred that the Company could exclude Dr. Klein's 2002 proposal under Rule 14a-8(i)(7) because it related to the "disposition of a business or assets not related to GE's core products and services."

The Proposal in substance is little different from Dr. Klein's 2002 proposal. Like his 2002 proposal, the focus of the Proposal is NBC and Dr. Klein's criticisms of the nature and content of its programming, especially at its CNBC financial news network.

For example, Dr. Klein's 2002 proposal asserted that, in his view, "GE's core businesses operate in highly regulated . . . politically sensitive environments here and abroad," that "NBC's [left wing] editorial positions . . . create[ ] political and regulatory problems affecting GE's interests," and that, as one example of these perceived problems for GE, "[t]he administration didn't offer effective support to help GE over objections by European regulators to complete the Honeywell merger." In the instant Proposal, Dr. Klein expresses the same views in nearly identical terms:

> Paradoxically highly profitable units like NBC can damage other company operations. The company operates in highly regulated business environments at home and abroad. NBC's editorial and entertainment content independence risks inciting the ire of regulators who in turn can punish GE in retaliation for real and perceived political slights. I believe such problems were behind the European Union's rejection of the Honeywell merger.

As another example, Dr. Klein's 2002 proposal stated that "CNBC programming encourages bad long term investment practices by amplifying short term trends," and that "CNBC permits investment bank and brokerage employees, masquerading as unbiased market gurus, on air to plug companies their firms underwrite, make a market in, or are trading for their accounts without revealing conflicts of interest." Similarly, the Proposal states that "CNBC financial network's programming . . . provides a platform for commenters and analysts to encourage speculative investing or excessive trading," and that "most of CNBC's advertisers prod viewers towards speculative strategies and excessive trading."

Finally, in both his 2002 proposal and the Proposal, Dr. Klein asserts that CNBC's programming content, purportedly emphasizing short-term, speculative investing, works against the interests of GE share owners. Dr. Klein's 2002 proposal stated that "CNBC's programming damages shareholders value" by "promot[ing] diversion of capital to speculative investments," and away from GE, "an earnings per share company," while in his view the "[s]hare value [of GE would be] enhanced by educating stockholders to the rewards of holding GE through successive business cycles." Similarly, in the Proposal, Dr. Klein states as follows:

> The CNBC financial network's programming format works at direct cross-purposes with shareholder interests. The station provides a platform for commentators and analysts to encourage speculative investing or excessive trading. Their success in doing so dries up available capital and reduces demand for stocks such as General Electric. Adding insult to injury, most of CNBC's advertisers prod viewers towards speculative strategies and excessive trading. Buying and holding for the long term the best dividend paying blue chip stocks, like General Electric, isn't the royal road to repeat broker commissions and management fees. These advertisers profits derive from the "churn'em and burn'em" strategy the broker character Marv tooted in the movie Wall Street.
>
> Owning CNBC is like letting your child play with a cocked pistol with a hair trigger, a chambered shell and the safety switched off.

Clearly, Dr. Klein disapproves of NBC's programming content and believes that it causes problems for GE and its share owners. His proposed solution in his 2002 proposal was for GE to "dispose of NBC" because NBC ranked far behind the other networks and "was just one from the bottom for profitability in 6th place against GE's other businesses." As noted above, the Staff concurred with GE's view that Dr. Klein's 2002 proposal was excludable "under rule 14a-8(i)(7) as relating to GE's ordinary business operations (i.e., disposition of a business or assets not related to GE's core products and services)." Recognizing that he cannot succeed in getting his proposal to sell NBC included in GE's proxy statement under Rule 14a-8, Dr. Klein has now simply included his same complaints about NBC's programming content in the Proposal, which purports to recommend the otherwise non-excludable proposal to have GE "hire an investment bank to explore the sale of the company" as a whole to "release" the hidden "value" of its individual businesses.

Note that Dr. Klein does not propose that GE explore selling "some or all" of its businesses as a way to "rescue" GE's other businesses from the supposed damage done to them by GE's NBC unit, thereby "releas[ing]" their hidden "value." Such a proposal would also be excludable under Rule 14a-8(i)(7). See, e.g.,

Associated Estates Realty Corp. (Mar. 23, 2000); Sears, Roebuck and Co. (Feb. 7, 2000); Reader's Digest Ass'n (Aug. 18, 1998).

Instead, Dr. Klein now asserts that the hidden "value" in GE's businesses would somehow be "release[d]" by the "sale" of GE as a whole, a proposal which is otherwise non-excludable. Yet, Dr. Klein's true intent is transparent because selling GE as a whole would do nothing to achieve his purported new-found goal of "releas[ing]" the "value" of each of GE's businesses purportedly hidden behind the GE "conglomerate." Nor would it do anything to separate GE's other businesses from NBC. The Proposal goes on to identify only one GE business with hidden value that could be "release[d]" by separating it from the rest of GE – specifically, NBC. Indeed, although Dr. Klein has altered his Proposal from his 2002 proposal ostensibly to seek the sale of the entire Company, rather than only the sale of NBC, that alteration appears to be an artifice.

GE respectfuly submits that, like his 2002 proposal, Dr. Klein's instant Proposal may be omitted from the Company's 2004 proxy materials. GE believes that the Proposal may be omitted as a matter of personal grievance, or special interest, of the proponent. Alternatively, if the Staff does not concur that the Proposal may be excluded as furthering a personal claim or grievance or special interest of the proponent, then GE respectfully requests that the Staff concur that the Proposal, like Dr. Klein's 2002 proposal, may be excluded under Rule 14a-8(i)(7) as relating to matters of "ordinary business" – i.e., the nature and content of NBC's programming and the proposed separation of NBC from the rest of GE. Finally, the Company believes that the Proposal may also be excluded under Rule 14a-8(i)(3) and Rule 14a-9 because it is replete with materially false and misleading statements, including statements that lack factual foundation and that impugn the character and integrity of members of the Company's management and Board of Directors.

I. The Proposal Relates to the Redress of a Personal Claim or Grievance.

GE believes that it may exclude the Proposal from its proxy materials under Rule 14a-8(i)(4) because it relates to the redress of a personal claim, grievance, or special interest not shared by other share owners at large. As noted above, the Staff concurred in the Company's exclusion of Dr. Klein's 2002 proposal, and that proposal likewise focused on the content of programming at NBC. While the proponent has now modified his resolution to recommend that the GE Board "hire an investment bank to explore the sale of the company," the real issues for Dr. Klein are NBC and the nature and content of its programming.

Rule 14a-8(i)(4) was adopted in order to ensure "that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuers' shareholders generally." Securities Exchange Act Release No. 20091 (Aug. 16, 1983). The Commission has acknowledged the appropriateness of a more "subjective analysis" where "a proposal, despite being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded . . . if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Securties Exchange Act Release No. 19135 (Oct. 14, 1982).

Here, not only does the Proposal fail to further an interest shared by other share owners at large, but it is not, as drafted, designed even to further the true interest of the proponent, Dr. Klein, himself. We believe that the Proposal accordingly may be omitted from the Company's 2004 proxy materials because it relates to Dr. Klein's personal grievance over the omission of his 2002 share owner proposal, is designed to further his special interest in expressing his views regarding NBC, and was modified in an attempt to include the Proposal, which contains those views about NBC, in the Company's 2004 proxy materials.

The Staff has in the past concurred that proposals – though unrelated on their face to the underlying grievance – may nonetheless be excluded under the personal grievance exclusion. In Dow Jones & Co. (Jan. 24, 1994), a proposal to limit the CEO's compensation was unrelated to the underlying special interest of the proponent to put pressure on the company to comply with union demands. The proponents in that case had in prior written statements appeared to acknowledge that the proposals were submitted to further a special interest unrelated to the substance of the resolutions. See also, e.g., Sigma-Aldrich Corp. (March 4, 1995) (executive compensation proposal excludable, where the proposal on its face was unrelated to the proponent's grievance over, among other things, the company's decision not to renominate him to its board of directors); LDI Corp. (March 2, 1995) (true motivation for proposal seeking an examination by the Company's auditor was the company's lawsuit against the proponent for breach of contract); United Technologies Corp. (Dec. 28, 1995) (proposal that the company take certain actions concerning an alleged act of fraud was part of the proponent's effort to pressure the company to enter into settlement of long-standing dispute over the proponent's termination).

Accordingly, GE believes that the Proposal may be omitted under Rule 14a-8(i)(4).

II. The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." As noted above, the primary focus of the instant Proposal appears to be the same as that of Dr. Klein's 2002 proposal, and the Staff concurred that the 2002 proposal could be omitted from the Company's 2002 proxy materials under Rule 14a-8(i)(7). The Staff should reach the same conclusion in connection with the Proposal.

The Staff has consistently drawn a distinction between those proposals relating to the sale of an entire company and those relating to the sale of only part of a company. GE realizes that the Staff considers share owner proposals relating to the sale of the entire company to be extraordinary transactions, and not "ordinary business." See, e.g., Fab Industries, Inc. (Mar. 23, 2000) (proposal requesting that the company hire an investment bank for the sole purpose of exploring the sale of the entire company not excluded because it focused on "possible extraordinary business transactions").

However, the Staff has regularly determined that, consistent with state corporate law, the sale of a non-core business or asset is not an extraordinary transaction, and is excludable as an ordinary business matter. For example, Section 909 of the New York Business Corporation Law ("BCL"), which governs GE because it is incorporated in New York, treats only the sale of "all or substantially all of the assets of a corporation" as an extraordinary business matter requiring share owner approval. See, e.g., Lancer Corporation (Mar. 10, 2003); Archon Corporation (Mar. 10, 2003); Virginia Capital Bancshares (Jan. 16, 2001).

As the Staff has previously determined, NBC is clearly a non-core business or asset of GE. See General Electric Company (Jan. 9, 2002); General Electric Company (Jan. 22, 2001). NBC accounts for only a small part of GE (less than 6% of revenues, less than 9% of segment profits and less than 2% of total assets), and any such divestiture would not relate to the sale of "all or substantially all the assets" of GE, and thus would not be an extraordinary business matter under BCL Section 909.

Furthermore, insofar as Dr. Klein's principal objection to the Company's retention of NBC relates to the nature, content and presentation of its programming, that subject matter, likewise, is a matter of "ordinary business." For example, in General Electric Company (Jan. 27, 2000), the Staff agreed that a proposal requesting, among other things, more "family-friendly" programming at NBC was excludable as involving "ordinary business." See also General Electric Company (Jan. 1, 2002).

Compared to his 2002 proposal, Dr. Klein has modified the Proposal's resolution to recommend that the Company hire an investment bank to explore the sale of the entire company. While the supporting statement begins with criticism of GE's "conglomerate structure," it quickly returns to the focus of the proponent's 2002 proposal – NBC.

Accordingly, when viewed together with its supporting statement, the Proposal seeks the divestiture of NBC, a non-core business or asset, and relates to the nature, content and presentation of programming at NBC. In either case, the Staff should concur that the Proposal may be excluded from the Company's proxy materials as a matter of "ordinary business."

The Staff recently took a similar approach in Avalon Holdings Corp. (Jan. 23, 2003). There, the Staff carefully reviewed the proponent's supporting statement in interpreting the true intent of the proposal. The proposal in Avalon was to recommend that the board retain an investment bank for the sale of the "Company's stock or assets," and submit terms of the proposed sale for shareholder approval within 120 days of approval of the proposal. Despite the clear "sale of the company" language of the resolution, the Staff concurred that the proposal could be excluded as relating to "ordinary business" matters (i.e., relating to non-core businesses or assets) after the company pointed out language in the supporting statement indicating that the resolution should nonetheless be interpreted to include non-extraordinary transactions. See also, e.g., Sears, Roebuck and Co. (Feb. 7, 2000) (proposal and supporting statement read together show that focus is on non-extraordinary transactions rather than on a sale of the entire business); The Reader's Digest Ass'n (Aug. 18, 1998) (same).

In applying Rule 14a-8(i)(7) in other contexts, the Staff has consistently taken the similar approach of viewing the resolution together with the supporting statement in determining the proposal's true intent. The Staff has taken such an approach, for example, where proposals appear to focus on subjects that are not excludable as "ordinary business" under the rule, but address as well other subjects that are "ordinary business." In Chrysler Corporation (Feb. 18, 1998), for instance, although much of the proposal to review the company's code of standards for international operations did not appear to relate to matters of "ordinary business," the Staff concurred that the proposal could be excluded because portions did address matters of "ordinary business" (e.g., the company's employment policies and practices). In explaining its analysis, the Staff noted that, "although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business [one paragraph of the proposal] relates to ordinary business matters, and [another paragraph] is susceptible to a variety of interpretations, some of which could involve ordinary business matters." See also, e.g., Hilton Hotels Corporation (Mar. 14, 2003) (proposal focusing on executive retirement benefits would in part cover general employment matters); Ascential Software Corporation (Apr. 4, 2003) (same).

Accordingly, the Company requests the Staff's concurrence that the entire Proposal may be excluded from its proxy materials in reliance on Rule 14a-8(i)(7).

III. The Proposal Is Materially False and Misleading.

GE believes that that the Proposal may also be excluded from its proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains materially false and misleading statements. The Proposal is so replete with statements and assertions that lack factual foundation, impugn the character of members of GE management and its Board of Directors, or are otherwise materially false and misleading that GE believes that the Company may omit the entire Proposal from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(3). Indeed, the Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("Staff Legal Bulletin No. 14"). We urge the Staff to provide such relief here.

The materially false and misleading statements are identifed below:

1. The Proposal takes out of context, and in that manner completely changes the meaning, of a quote from a Reuters news article, attributed to GE Plastics CEO John Krenicki, that "[w]e're not going to be successful with the mutual fund management approach." In the context of the Reuters news article, a copy of which is enclosed as Exhibit B, Mr. Krenicki clearly is not saying that he believes that GE is currently managed like a mutual fund, but rather that he does not believe that the Company has been or should ever be managed like a mutual fund in the future. The quote appears to have been placed in the article in support of the article's reporting that members of GE management do not believe that the Company should be viewed as a "conglomerate" or a "basket of companies." The article states, for example, just above the quote in question, that:

> GE executives deride conglomerates as a collection of businesses strung together by accounting. When you buy GE shares, they argue, you get a unified set of management practices and shared processes, such as mathematical formulas that reduce waste in making jet engines, for example.

The proponent, however, turns the meaning of the quote on its head by placing the quote directly below his own statement that "General Electric's conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund," making it sound as if Mr. Krenecki is criticizing GE's current management approach, when he is doing just the opposite.

The Staff has permitted companies to omit references to publications and other third-party sources that are taken out of context or otherwise used in a misleading way to improperly suggest support for the proponent's views. See, e.g., The Home Depot (Mar. 31, 2003) (statement attributed to a Business Week article may be omitted as misleading in context); AlliedSignal (Jan. 15, 1998) (selected exerpts from publications arranged in a misleading way may be omitted).

2. The Proposal states that "[t]he stock market assigns a minimal value to company shares because its operations are too complex and diverse to understand on a real time trading basis, and by implication GE's top management and board doesn't understand them either." Without references to the bases for each of the statements that the stock market "assigns a minimal value" to the Company's shares, and that the Company's operations are "too complex" for the market and for "GE's top management and board" to understand, the statements are materially false or misleading. Further, the statement regarding GE management's and Board's familiarity with the Company's operations impugns the character of its management and Board members without any factual support and may be omittted for that reason alone.

The Staff has consistently permitted companies to omit, or required proponents to modify, statements that if true seem conveniently to support the proponent's thesis but lack factual support. See, e.g., Lennox International (Mar. 14, 2003); UST (Mar. 10, 2003); Fluor Corporation (Mar. 10, 2003). The Staff has noted that "shareholders should avoid making unsupported assertions of fact . . . [and] should provide factual support for statements in the proposal and supporting statements as their opinion where appropriate." Staff Legal Bulletin No. 14.

3. The statements in the Proposal that "[t]he board's capacity to effectively oversee GE is severely compromised . . . ," and that the board's ability to "supervise GE management" is "diluted" suffer from the same defects noted in paragraph 2 above, insofar as they are offered as statements of fact without any foundation. The

proponent provides no support for any of these assertions, which he misleadingly portrays as factual.

4. The statement that the Board "is management's rubber stamp" not only lacks factual support, but also impugns the character of members of GE's management and Board. Note (b) to Rule 14a-9 states that Rule 14a-9 prohibits the use of "[m]aterial which directly *or indirectly* impugns character, integrity or personal reputation, or directly *or indirectly* makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." (Emphasis added.)

Accordingly, the Staff has permitted companies to exclude statements similar to the one quoted above. See, e.g., Xcel Energy (April 1, 2003) (company permitted to exclude unsupported statements suggesting that the company's directors lacked independence); The Swiss Helvetia Fund (Apr. 3, 2001) (statements suggesting violations of fiduciary duty).

5. Finally, the last two sentences of the Proposal are inflammatory, lack factual foundation, convey no information, and impugn the character of the members of GE's management and Board. In the first, the proponent states that "[o]wning CNBC is like letting your child play with a cocked pistol with a hair trigger, a chambered shell and the safety switched off." In the next sentence, he states that "General Electric's governance reminds me of the fairy tale about the little old lady who lived in a shoe and had so many children she didn't know what to do."

As addressed above, the Staff has in the past permitted companies to omit unsupported statements impugning character (e.g., suggesting breaches of fiduciary duty). Inflammatory and unsupported statements such as these demonstrate that the Proposal is inconsistent with the purposes and policies of the proxy rules and Rule 14a-8 because the Proposal is not designed to inform other shareholders of matters that may be of common interest. See, e.g., General Magic (May 1, 2000) (permitted exclusion of entire proposal that, among other things, contained the inflammatory statement that the company should be renamed "the hell with shareholders").

For the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2004 proxy statement pursuant to Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Dr. Klein is being notified that GE does not intend to include the Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me at (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

Enclosures

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Dr. Mark I. Klein
6808 Estates Drive
Oakland, CA 94611

6808 ESTATES DRIVE
OAKLAND, CA 94611

The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

Reasons:

I believe the sale of General Electric would release significantly more value to the shareholders than is reflected in the share price.

General Electric's conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund. GE Plastics John Krenicki chief correctly commented "We're not going to be successful with the mutual fund management approach." (Reuters 10/12/03)

The company operates several very large unrelated lines of business. The stock market assigns a minimal value to company shares because its operations are too complex and diverse to understand on a real time trading basis, and by implication GE's top management and board doesn't understand them either.

The board's capacity to effectively oversee GE is severely compromised because the outside directors have high profile, demanding career obligations elsewhere. Several outside directors serve on other major corporate boards further diluting their capacity to supervise GE management. I believe the board is management's rubberstamp.

Another factor in GE's low share price is it doesn't reflect outstanding profitability in a major business line. CBS Marketwatch.com addressed this issue with NBC's possible Vivendi acquisition.

> NEW YORK (9/12/03) - "The proposed merger of Vivendi and General Electric's entertainment assets has at least some on Wall Street eyeing a juicy initial public offering in the future. Under that scenario, investors would finally be able to buy a stake in high flying NBC-TV, which has been buried behind the gray industrial face of Dow component General Electric"

Paradoxically highly profitable units like NBC can damage other company operations. The company operates in highly regulated business environments at home and abroad. NBC's editorial and entertainment content independence risks inciting the ire of regulators who in turn can punish GE in retaliation for real and perceived political slights. I believe such problems were behind the European Union's rejection of the Honeywell merger.

The CNBC financial network's programming format works at direct cross-purposes with shareholder interests. The station provides a platform for commentators and analysts to encourage speculative investing or excessive trading. Their success in doing so dries up available capital and reduces demand for stocks such as General Electric. Adding insult to injury, most of CNBC's advertisers prod viewers towards speculative strategies and excessive trading. Buying and holding for the long term the best dividend paying blue chip stocks, like General Electric, isn't the royal road to repeat broker commissions and management fees. These advertisers profits derive from the "churn'em and burn'em" strategy the broker character Marv tooted in the movie Wall Street.

Owning CNBC is like letting your child play with a cocked pistol with a hair trigger, a chambered shell and the safety switched off.

General Electric's governance reminds me of the fairy tale about the little old lady who lived in a shoe and had so many children she didn't know what do.

The only solution is the sale of the company.

Exhibit B

GE Chief Rolls Dice on Deals, Innovation

REUTERS

By Tim McLaughlin, 10/12/2003

BOSTON (Reuters) - After two years at the helm of General Electric Co.<GE.N>, Jeff Immelt is beginning to show his full hand, and make some high-stakes bets.

The chairman and chief executive officer of GE, one of the world's largest and most profitable companies, sees a business environment of slower growth, higher risk and more excess capacity than at any time since the 1970s. These challenges were apparent in the company's third-quarter results, which showed weakness in traditional GE stalwarts such as plastics, gas turbines and jet engines.

"The toughest thing that any company has to get today is an order," Immelt said in a speech at a Massachusetts Institute of Technology conference in September. "It's one (percentage) point of revenue growth that is the toughest thing you have to get, and that's going to exist for some time," he said.

But over the past two weeks, Immelt has shown that he also sees some opportunities for GE. He reached a deal with Vivendi Universal to create a $43 billion entertainment empire and won a $9.5 billion bid to buy U.K. medical imaging company Amersham Plc.

"I'm not a deal junkie," Immelt told analysts and investors on Friday during a conference call. "That's not the essence of GE. We're business operators."

With high oil prices hurting its plastics profits, GE last week trimmed its full-year earnings forecast to a range of $1.55 to $1.57 a share. While the floor of the range was unchanged, the ceiling was down from the previous forecast of $1.61. It was the second cut in GE's original full-year forecast of $1.55 to $1.70 a share.

The MIT speech by Immelt, who replaced legendary GE CEO Jack Welch in September, 2001, was perhaps the most revealing look into what he wants and does not want GE to be.

Despite his stark assessment of the business climate, Immelt said GE can overcome such challenging conditions with a simple formula: Innovation, increased use of technology, growth in China and "making a few bets on investments where you can grow and time them to win."

Those bets include medical imaging and diagnostic equipment, Hispanic media, oil and gas services, consumer finance and security products.

Buying into what Immelt calls "growth children" may be one of the few tools he has to help deliver solid earnings growth anything near the magnitude during Welch's best years. Annual earnings growth of at least 10 percent became an article of faith under Welch, who won fame for constantly cutting costs and boosting productivity when he ran GE from 1981 to 2001.

While some Wall Street analysts such as J.P. Morgan's Donald MacDougall worry about GE's cash flow generation, Immelt says GE has plenty of cash to do what it wants to do.

But while he's happy with GE's cash, he's annoyed with another C-word attached to GE.

"The one thing that drives me absolutely crazy about the company is when someone calls us a 'conglomerate,'" Immelt says. "I lose my mind. I absolutely loathe the notion of professional management."

GE executives deride conglomerates as a collection of businesses strung together by accounting. When you buy GE shares, they argue, you get a unified set of management practices and shared processes, such as mathematical formulas that reduce waste in making jet engines, for example.

Immelt doesn't want to offer investors a basket of companies that operate like a basket of stocks in a mutual fund.

GE Plastics Chief Executive John Krenicki, who has worked for Immelt several times during his career, took over the business earlier this year with a clear mandate.

"We're not going to be successful with the mutual fund management approach," Krenicki told Reuters early in his tenure.

That means Krenicki and other GE business CEOs are being told to be the technology leader in their industries. If they cannot differentiate their products and command higher profit margins, they have no place at GE.

Immelt says most companies today are poorly prepared to innovate because in the late 1990s they became business traders instead of business creators.

Ultimately, Immelt wants to get three times the payback on GE's research and development spending. "I allow for a few failures," he said.

Immelt wants to take small ideas to big places like China, which will spend $300 billion on infrastructure between now and the 2008 Olympics, he says.

GE is not going to Asia for low-cost labor, Immelt says. Even though it is true that GE can hire three people from India with doctorates for the same amount it pays a factory worker in Louisville, Kentucky, the reason Immelt cites for growing the business in Asia is: "I've got a major opportunity to sell products there."

But to do that, GE has to have a presence, marketing and making its products in the countries where it wants to do business. If GE cannot sell jet engines in China and India, "I got to lay off people in Lynn, Massachusetts," he says.

"We could wake up a year or two from now and have all the governance issues, I hope, solved. And have peace in the Middle East," Immelt says. "But the economy may still be sluggish and we still may be losing jobs, and what will we do?

"I think the only answer for us today is innovation."

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

December 19, 2003

Special Counsel--Rule 14a-8--No action Letters
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549

<u>RE: OPPOSITION TO GE'S REQUEST FOR A NO ACTION LETTER</u>

Dear Sir:

Because my primary objective is to get my proposal on the proxy, I stipulate I will not contest a SEC request to change wording, will accept alternative suggested language in the reasons section, or challenge General Electric's opposition reply so as to facilitate the printing and mailing of the proxy materials.

General Electric, as a New York Corporation, cannot object to a shareholder proposal recommending an "extraordinary" transaction involving the dissolution or sale of "all or substantially all of the assets of a corporation". <u>Sec 909 NY Bus Corp Law</u>. Nothing in NYBCL 909 or related sections allows a company to bar a vote on an extraordinary transactions by challenging the "motives" of the proposing shareholder.

Anticipating GE's objection to this proposal some months ago I discussed this matter with your staff counsel Keir Gumbs. I used the **<u>exact wording</u>** he recommended: "The shareholders recommend General Electric hire an investment bank to explore the sale of the company." Hence my proposal is entirely consistent with SEC decision in Fab Industries, Inc (Mar 23, 2000) which stated "a proposal that the company hire an investment bank for the sole purpose of exploring the sale of the entire company (should not be) excluded because it focused on 'possible extraordinary transactions'."

General Electric misapplies the SEC no action letter in Avalon Holdings Corp (Jan 23, 2003, 2003 SEC No-Act. Lexis 135) to my proposal. The proposing Avalon shareholder didn't clearly state an **unambiguous** demand in either the proposal or the supporting statement for an extraordinary transaction in his original proposal. Quoting from supporting statement "(it) does not mandate the sale of the company..." In contrast to Avalon I am making an unambiguous demand for an extraordinary transaction in the sale of General Electric. **My supporting statement is entirely consistent with the proposal.**

General Electric's assertion it knows my "true intent" was just merely to rework last year's shareholder proposal on NBC is **demeaning and presumptuous**. The genesis of this proposal was my decision to look very closely at General Electric's total business structure **as a whole** after NBC, company senior management, and individual directors ignored my repeated warnings of serious misconduct at CNBC during the dot.com/tech bubble which likely contributed to massive financial losses to gullible viewers.[1] Notwithstanding my belief GE management and the board members are highly ethical, honest, and sincerely motivated men and women, I concluded after looking at the company as a whole, GE is just too big and has too many unrelated lines of business be effectively managed in its present form. I believe only solution is to sell the **entire** company. I make this clear in my proposal.

> "(quoting from the proposal)...General Electric's conglomerate structure is a collection of businesses strung together like a basket of companies in mutual fund...(hence) The board's capacity to effectively oversee GE is severely compromised because the outside directors have high profile, demanding career obligations elsewhere..."

The underlying intellectual frame of reference for this proposal is a

[1] Because management and the board turned a blind eye towards these abuses, I demanded and obtained the formation of a Special Litigation Committee to look into the situation. The results are pending. **Exhibit A**

product of my medical education and practice experience. As the world's store of knowledge expands at a truly staggering exponential rate, medicine along with other high level professions, including professional business management, have become increasingly specialized. For example, attached as Exhibit B is just a **partial list** of American medical specialties and subspecialties.

General Electric's management totally inadequate response to my concerns, sadly later proven true after the dot.com stock collapse about CNBC, shocked me. The problem is General Electric is a business equivalent of the idealized solo practitioner "Dr. Kildare" of yesteryear. Just as solo general practitioners are today's medical practice dinosaurs, so too is General Electric's conglomerate structure, While I sincerely believe the directors and senior company management are honorable men and women trying their very best, they cannot be expected to know the nitty-gritty crucial details of each the myriad of General Electric's diverse, far flung businesses.

Because Rule 14a-8 shareholder proposals are strictly limited to 500 words, I used NBC **merely** as my explanatory example. I requested General Electric to waive the 500 word limit so I could expand the reasons section to cover other GE operations in addition to NBC in the proposal. GE Corporate Counsel Robert Healing denied that request in writing. Consequently they are estopped to now complain given the word count limitation I used NBC as the sole exemplar why I think the company should be sold.

Given this proposal requests an extraordinary transaction General Electric's assertion my comments about NBC operations trigger the SEC 14a-8 "ordinary business" exclusion is irrelevant. To accept that argument would effectively bar shareholders from submitting future extraordinary transaction proposals because they couldn't cite the performance of specific company operations as a reason.

This proposal most assuredly addresses issues of interest of other shareholders at large. **<u>Undoubtedly individual and institutional shareholders would be very interested to know what this seasoned, very successful investor's analysis about why General Electric shares trade at about 50% below its late 2000 value.</u>** (see chart below)


GENERAL ELECTRIC CO
as of 17-Dec-2003
Splits:▼
70
60
50
40
30
20
Jan00
Jan01
Jan02
Jan03
100
50
0
Millions
Copyright 2003 Yahoo!.Inc.
http://finance.yahoo.com/

Regarding General Electric's assertion the proposal is false and misleading starting on page 8 et seq:

1. My proposal does not "impugn the character of members of the board of directors."

All I said was **<u>in my opinion</u>** the company's operations are so diverse and far-flung I do not believe the directors can adequately oversee the company's operations as now constituted. I did not identify any director by name. General Electric forgets this is America. Utterly absurd I'm not allowed to criticize the board's effectiveness when Governor Dean is free to assert President Bush knew about 9-11 beforehand and did nothing!

2. **I did not misrepresent John Krenike's statement to Reuters**.

I concede Mr. Kreniki doesn't believe General Electric operates like a basket of companies in a mutual fund. But if I'm correct GE operates like a mutual fund, Mr. Kreniki's comment would be quite apt. The Reuter's article just reflects widespread investor concern about General Electric's business structure.

3. **Re my comment "the market assigns minimal value to (GE shares)...."**

As an investor, I'm entitled to my opinion about GE's market valuation. Ironic the programming format of General Electric's CNBC unit is predicated on financial "experts" pitching such opinions to the viewers. Is it GE's position only company ordained market gurus are entitled to voice market opinions?

The "...factual support..." (page 9) for my statements are my 30 years of very successful stock market investing for myself and managing family accounts. Specialize in buying, holding and when feasible, reinvest the dividends of the best blue chip securities I hold for the very long term. I didn't lose a penny in the dot.com/tech stock bust because I relied on the SEC's EDGAR to analyze the original filings of the dot.com and tech stocks CNBC's **ordained** financial expert gurus were tooting to the viewers before the market bust! They were such obvious garbage never bought any of them.

Again I'm entitled to offer my **opinion** to fellow shareholders the reason our company needs to be sold is "the board's capacity to effectively oversee GE is severely comprised...(the board) is management's rubber stamp..." My critical comments notwithstanding no reasonable disinterested person could conclude I intended to suggest the board members are anything but highly ethical, honest, and sincerely motivated men and women. Simply put despite their best intentions and motivations on behalf of General Electric, they can be just as fallible as anyone.

3. The "cocked pistol" and "Little old lady who lived in a shoe" comments are not inflammatory, lack a factual basis, contain no meaning, or

impugn the character of board members. Surely most of our shareholders understand the utility of analogy and metaphor to explain or illustrate concepts. Just because GE management is so obviously very thinned skinned doesn't mean the shareholders should be deprived of the right to consider my comments.

I urge the SEC to deny GE's no action letter request.

Sincerely,

Copy: General Electric

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

2003

January 10, ~~2002~~

Mr. Benjamin W. Heineman
Ms. Eliza Fraser
Corporate Counsel
General Electric
3135 Easton Turnpike
Fairfield, CT 06431
VIA FAX: 1-203-373-3079

Dear Gentlepersons:

Pursuant to (New York Business Corporation Law) I hereby inform General Electric the foregoing complaint of alleged wrongdoing is a prerequisite pre-demand letter required prior to the filing of a shareholder derivative action.

I have been a General Electric shareholder during the entire period of the complained acts and plan to continue to own company shares.

Since 1/1/98 through the present date I believe one or more employees of the CNBC financial network have engaged in a conspiracy with brokerage firms, investment banks, professional stock traders, and market toot publications to commit securities fraud to manipulate the market to their advantage, and to participate in unlawful insider trading.

To accomplish these unlawful acts these employees, ***inter alia,*** accepted bribes from brokerage firms, investment banks, professional stock traders, and market toot publications to make market recommendations to viewers. In many cases the information transmitted was knowingly false and intended to cause viewers losses for the financial benefit for briber. The most frequent fraudulent practice were the on air appearance of stock analysts with conflicts-of-interest who **knowingly** cooked up false stock recommendations to fleece gullible viewers. Another fraudulent practice involved on air personnel bribed to knowingly offer false stock recommendations. These practices resulted in massive financial losses for viewers, and by undermining public confidence in the marketplace caused the

Ex 14 A

value of General Electric shares to sharply decline.

From at least 1999 I complained to the company and **individual board members** to no avail about such illegal behavior. Below are excerpts from letters sent to General Electric senior management copied to individual board members.

> **6/13/01**-"…you are no doubt aware by now…(from) my previous letters… (there are) ethical breaches by important analysts (appearing on CNBC) who cook up false positive recommendations to plug stocks their employers hope to sell to unwary or unsophisticated investors."
>
> **7/9/01** "…CNBC's financial coverage directly damages shareholder value. …(CNBC) focuses on the current hot, low capitalization issues with media sex appeal. That stimulates many investors to buy those issues rather than harvest the rewards of the long growth of quality blue chip securities…(hence) CNBC financial programming undermines GE's share price every hour of every day…"
>
> **11/15/01** "…I am at a complete loss as to why GE…allows shoddy (CNBC) broadcast practices to continue…never bought an internet stock (because) I'd look up their financials on EDGAR after being recommended on CNBC. They were such obvious dogs…"
>
> **12/20/01** "…(CNBC) staff comes across like they work for the (major brokerage houses) rather than General Electric…"

I also allege the directors "looked the other way" and were grossly negligent in failing to supervise.

I also allege the illegal conduct, and the directors' failure to supervise once placed on notice of likely criminal conduct, caused **special injury** to the shareholders.

I request appointment of a **Special Litigation Committee** to investigate these allegations and should wrongdoing be uncovered recommend General Electric file suit against the malefactors to recover damages inflicted upon the company.

Sincerely,

American Board of Me

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APPROVED ABMS® SPECIALTY BOAF CERTIFICATE CATEGORIES

AMERICAN BOARD of	GENERAL CERTIFICATE(S)	SUBSPECIALTY CERTIFICATES
Allergy & Immunology	Allergy & Immunology	Clinical & Laboratory Immunology
Anesthesiology	Anesthesiology	Critical Care Medicine
Colon & Rectal Surgery	Colon & Rectal Surgery	
Dermatology	Dermatology	Clinical & Laboratory Dermatological Immunology
Emergency Medicine	Emergency Medicine	Medical Toxicology Pediatric Emergency Medicine
Family Practice	Family Practice	Adolescent Medicine Geriatric Medicine
Internal Medicine	Internal Medicine	Adolescent Medicine Cardiovascular Disease Clinical Cardiac Electrophysiology Clinical & Laboratory Immunology Critical Care Medicine Endocrinology, Diabetes & Metabolism Gastroenterology Geriatric Medicine
Medical Genetics	Clinical Biochemical Genetics Clinical Cytogenetics Clinical Genetics (M.D.) Clinical Molecular Genetics Ph.D. Medical Genetics	Molecular Genetic Pathology
Neurological Surgery	Neurological Surgery	
Nuclear Medicine	Nuclear Medicine	
Obstetrics & Gynecology	Obstetrics & Gynecology	Critical Care Medicine Gynecologic Oncology
Ophthalmology	Ophthalmology	
Orthopaedic Surgery	Orthopaedic Surgery	Hand Surgery
Otolaryngology	Otolaryngology	Neurotology Plastic Surgery Within the Head and Ne
Pathology	Anatomic Pathology & Clinical Pathology Anatomic Pathology Clinical Pathology	Blood Banking/Transfusion Medicine Chemical Pathology Cytopathology Dermatopathology Forensic Pathology Hematology
Pediatrics	Pediatrics	Adolescent Medicine Clinical & Laboratory Immunology Developmental-Behavioral Pediatrics Medical Toxicology Neonatal-Perinatal Medicine Neurodevelopmental Disabilities Pediatric Cardiology Pediatric Critical Care Medicine Pediatric Emergency Medicine
Physical Medicine & Rehabilitation	Physical Medicine & Rehabilitation	Pain Medicine Spinal Cord Injury Medicine
Plastic Surgery	Plastic Surgery	Plastic Surgery Within the Head and Ne
Preventive Medicine	Aerospace Medicine Occupational Medicine Public Health & General Preventive Medicine	Medical Toxicology Undersea & Hyperbaric Medicine
Psychiatry & Neurology	Psychiatry Neurology Neurology with Special Qualifications in Child Neurology	Addiction Psychiatry Child & Adolescent Psychiatry Clinical Neurophysiology Forensic Psychiatry
Radiology	Diagnostic Radiology Radiation Oncology Radiological Physics	Neuroradiology Nuclear Radiology
Surgery	Surgery	Pediatric Surgery

MUST PASS the general board exAMS Before taking SUBSpecialty BOARDS. THE World of 'DR KILDARE' IS Dead & gone, So should the complete model. ... business ... Klein

EXH - B

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 17, 2003

The proposal requests that GE hire an investment bank to explore the sale of the company

We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). There appears, however, to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the phrase that begins "The stock market assigns . . ." and ends ". . . real time trading basis";
- delete the phrase that begins ",and by implication . . ." and ends ". . . understand them either"; and
- recast the discussion that begins "The board's capacity . . ." and ends ". . . capacity to supervise GE management" as the proponent's opinion;
- delete the sentence that begins "Owning CNBC is like . . ." and ends ". . . safety switched off"; and
- delete the sentence that begins "General Electric's governance . . ." and ends ". . . didn't know what do."

Accordingly, unless the proponent provides GE with a revised proposal and supporting statement, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor